As filed with the Securities and Exchange Commission on July 12, 2012

Securities Act File No. 333-180689

and 333-180690

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. ☐

Post-Effective Amendment No. 1 ☒

New Mountain Finance Corporation

New Mountain Finance Holdings, L.L.C.

(Exact name of registrant as specified in charter)

787 Seventh Avenue, 48th Floor

New York, NY 10019

(212) 720-0300

(Address and telephone number,

including area code, of principal executive offices)

Robert A. Hamwee

Chief Executive Officer

New Mountain Finance Corporation

787 Seventh Avenue, 48th Floor

New York, NY 10019

(Name and address of agent for service)

COPIES TO:

Steven B. Boehm, Esq.

John J. Mahon, Esq.

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, NW

Washington, D.C. 20004

Tel: (202) 383-0100

Fax: (202) 637-3593

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Common Stock, $0.01 par value per share(2)(5)	—	$150,000,000	(1)(3)	$17,190	(1)
Common Stock, $0.01 par value per share(4)(5)	23,646,902	$319,706,115.04	(6)	$36,638.32	(6)
Total				$53,828.32	(7)

(1)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of determining the registration fee. The proposed maximum offering price per security will be determined, from time to time, by New Mountain Finance Corporation (“NMFC”) in connection with the sale by NMFC of the securities registered under this Registration Statement.
(2)	Subject to Note 3 below, there is being registered hereunder an indeterminate number of shares of common stock of NMFC as may be sold from time to time.
(3)	In no event will the aggregate offering price of all NMFC securities issued from time to time pursuant to this Registration Statement exceed $150,000,000.
(4)	These shares are being sold by selling stockholders.
(5)	For each outstanding share of NMFC common stock, NMFC will hold one common membership unit of New Mountain Finance Holdings, L.L.C. (“NMFH”, and together with NMFC, the “Registrants”) on a one-to-one basis. No separate consideration will be received for the NMFH common membership units in this offering.
(6)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(c) of the Securities Act of 1933, as amended, the proposed maximum aggregate offering amount and the amount of the registration fee have been determined on the basis of the high and low market prices of NMFC’s common stock reported on the New York Stock Exchange on April 10, 2012.
(7)	Previously paid.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-180689 and 333-180690) of New Mountain Finance Corporation and New Mountain Finance Holdings, L.L.C. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

Other Information

Item 25.	Financial Statements And Exhibits

(1) Financial Statements

The following financial statements of New Mountain Finance Holdings, L.L.C., formerly known as New Mountain Guardian (Leveraged), L.L.C. (the “Operating Company”), New Mountain Finance Corporation (“NMFC”) and New Mountain Finance AIV Holdings Corporation (“AIV Holdings”) are included in Part C of this Registration Statement. The Operating Company is the sole investment of NMFC and of AIV Holdings.

INDEX TO FINANCIAL STATEMENTS

PAGE
Statements of Operations for the three months ended March 31, 2012 (unaudited)	F-26
Statement of Changes in Net Assets for the three months ended March 31, 2012 (unaudited)	F-27
Statement of Cash Flows for the three months ended March 31, 2012 (unaudited)	F-28
Combined Notes to the Financial Statements for New Mountain Finance Holdings, L.L.C., New Mountain Finance Corporation and New Mountain Finance AIV Holdings Corporation	F-29
Reports of Independent Registered Public Accounting Firm	F-58

AUDITED FINANCIAL STATEMENTS
Reports of Independent Registered Public Accounting Firm	F-61
New Mountain Finance Holdings, L.L.C.
Consolidated Statements of Assets, Liabilities and Members’ Capital as of December 31, 2011 and December 31, 2010	F-64
Consolidated Statements of Operations for the years ended December 31, 2011, December 31, 2010 and December 31, 2009	F-65
Consolidated Statements of Changes in Members’ Capital for the years ended December 31, 2011, December 31, 2010 and December 31, 2009	F-66
Consolidated Statements of Cash Flows for the years ended December 31, 2011, December 31, 2010 and December 31, 2009	F-67
Consolidated Schedule of Investments as of December 31, 2011	F-68
Consolidated Schedule of Investments as of December 31, 2010	F-75
New Mountain Finance Corporation
Statement of Assets and Liabilities as of December 31, 2011	F-80
Statements of Operations for May 19, 2011 (commencement of operations) to December 31, 2011	F-81
Statement of Changes in Net Assets for May 19, 2011 (commencement of operations) to December 31, 2011	F-82
Statement of Cash Flows for May 19, 2011 (commencement of operations) to December 31, 2011	F-83
New Mountain Finance AIV Holdings Corporation
Statement of Assets and Liabilities as of December 31, 2011	F-84
Statements of Operations for May 19, 2011 (commencement of operations) to December 31, 2011	F-85
Statement of Changes in Net Assets for May 19, 2011 (commencement of operations) to December 31, 2011	F-86
Statement of Cash Flows for May 19, 2011 (commencement of operations) to December 31, 2011	F-87
Combined Notes to the Financial Statements for New Mountain Finance Holdings, L.L.C., New Mountain Finance Corporation and New Mountain Finance AIV Holdings Corporation	F-88

(2) Exhibits

(a)(1)	Certificate of Incorporation of New Mountain Guardian Corporation(2)

(a)(2)	Certificate of Amendment to Certificate of Incorporation of New Mountain Guardian Corporation changing its name to New Mountain Finance Corporation(1)

(a)(3)	Amended and Restated Certificate of Incorporation of New Mountain Finance Corporation(3)

(a)(4)	Certificate of Formation of New Mountain Guardian (Leveraged), L.L.C.(1)

(a)(5)	Certificate of Amendment to Certificate of Formation of New Mountain Guardian (Leveraged), L.L.C. changing its name to New Mountain Finance Holdings, L.L.C.(4)

(a)(6)	Certificate of Change of Registered Agent and/or Registered Office of New Mountain Finance Corporation(5)

(b)(1)	Bylaws of New Mountain Finance Corporation(2)

(b)(2)	Amended and Restated Bylaws of New Mountain Finance Corporation(3)

(b)(3)	Amended and Restated Limited Liability Company Agreement of New Mountain Finance Holdings, L.L.C.(4)

(b)(4)	First Joinder Agreement with Respect to the Amended and Restated Limited Liability Company Agreement of New Mountain Finance Holdings, L.L.C.(4)

(b)(5)	Second Joinder Agreement with Respect to the Amended and Restated Limited Liability Company Agreement of New Mountain Finance Holdings, L.L.C.(4)

(b)(6)	Amendment No. 1 to the Amended and Restated Limited Liability Company Agreement of New Mountain Finance Holdings, L.L.C.(6)

(b)(7)	Form of Second Amended and Restated Limited Liability Company Agreement of New Mountain Finance SPV Funding, L.L.C.(1)

(d)	Form of Stock Certificate of New Mountain Finance Corporation(1)

(e)	Dividend Reinvestment Plan(3)

(f)(1)	Letter Agreement relating to entry into Amended and Restated Loan and Security Agreement by and among New Mountain Finance Holdings, L.L.C., as Borrower and Collateral Administrator, each of the lenders thereto, Wells Fargo Securities, LLC, as Administrative Agent and Wells Fargo Bank, National Association, as Collateral Custodian.(1)

(f)(2)	Form of Variable Funding Note of New Mountain Finance Holdings, L.L.C., as the Borrower(1)

(f)(3)	Form of Amended and Restated Account Control Agreement, among New Mountain Finance Holdings, L.L.C., Wells Fargo Securities, LLC as the Administrative Agent and Wells Fargo Bank, National Association, as Securities Intermediary(1)

(f)(4)	First Amendment to Amended and Restated Loan and Security Agreement between New Mountain Finance Holdings, L.L.C., as Borrower, Wells Fargo Securities, LLC, as Administrative Agent and Wells Fargo Bank, N.A., as Lender(6)

(f)(5)	Second Amendment to Amended and Restated Loan and Security Agreement between New Mountain Finance Holdings, L.L.C., as Borrower, Wells Fargo Securities, LLC, as Administrative Agent and Wells Fargo Bank, N.A., as Lender(6)

(f)(6)	Third Amendment to Amended and Restated Loan and Security Agreement between New Mountain Finance Holdings, L.L.C., as Borrower, Wells Fargo Securities LLC, As Administrative Agent and Wells Fargo Bank, N.A., as Lender(6)

(f)(7)	Loan and Security Agreement, by and among New Mountain Guardian (Leveraged), L.L.C., as Collateral Administrator, New Mountain Guardian SPV Funding, L.L.C., as Borrower, each of the lenders party thereto, Wells Fargo Securities, LLC, as Administrative Agent, and Wells Fargo Bank, N.A., as Collateral Custodian(1)

(f)(8)	First Amendment to Loan and Security Agreement between New Mountain Guardian SPV Funding, L.L.C., as Borrower, Wells Fargo Securities, LLC, as Administrative Agent, and Wells Fargo Bank, N.A., as Lender(1)

(f)(9)	Second Amendment to Loan and Security Agreement between New Mountain Guardian SPV Funding, L.L.C., as Borrower, Wells Fargo Securities, LLC, as Administrative Agent, and Wells Fargo Bank, N.A., as Lender(1)

(f)(10)	Third Amendment to Loan and Security Agreement between New Mountain Guardian SPV Funding, L.L.C., as Borrower, Wells Fargo Securities, LLC, as Administrative Agent, and Wells Fargo Bank, N.A., as Lender(6)

(f)(11)	Fourth Amendment to Loan and Security Agreement between New Mountain Finance SPV Funding, L.L.C., as Borrower, Wells Fargo Securities, LLC, as Administrative Agent, and Wells Fargo Bank, N.A., as Lender(6)

(f)(12)	Fifth Amendment to Loan and Security Agreement between New Mountain SPV Funding, L.L.C., as Borrower, Wells Fargo Securities, LLC, as Administrative Agent, and Wells Fargo Bank, N.A., as Lender(6)

(f)(13)	Account Control Agreement, by and between New Mountain Guardian SPV Funding, L.L.C., as Pledgor, Wells Fargo Securities, LLC, as Administrative Agent on behalf of the Secured Parties, and Wells Fargo Bank, N.A., as Securities Intermediary.(1)

(f)(14)	Variable Funding Note of New Mountain Guardian SPV Funding, L.L.C., as the Borrower.(1)

(g)	Form of Amended and Restated Investment Advisory and Management Agreement(7)

(h)(1)	Form of Underwriting Agreement(8)

(h)(2)	Underwriting Agreement dated July 12, 2012

(j)	Form of Safekeeping Agreement among New Mountain Finance Holdings, L.L.C., Wells Fargo Securities, LLC as the Administrative Agent and Wells Fargo Bank, National Association, as Safekeeping Agent(1)

(k)(1)	Amended and Restated Administration Agreement(6)

(k)(2)	Form of Trademark License Agreement(1)

(k)(3)	Amendment No. 1 to Trademark License Agreement(6)

(k)(4)	Form of Registration Rights Agreement(1)

(k)(5)	Form of Indemnification Agreement by and between New Mountain Finance Corporation and each director(1)

(k)(6)	Form of Indemnification Agreement by and between New Mountain Finance Holdings, L.L.C. and each director(1)

(k)(7)	Form of Letter Agreement relating to Lock-Up Period by and among New Mountain Finance Holdings, L.L.C. and New Mountain Finance Advisers BDC, L.L.C.(1)

(l)(1)	Opinion of Sutherland Asbill & Brennan LLP(8)

(l)(2)	Opinion of Sutherland Asbill & Brennan LLP

(n)(1)	Consent of Sutherland Asbill & Brennan LLP (incorporated by reference to exhibit (l)(1) hereto)(8)

(n)(2)	Consent of Deloitte & Touche LLP(8)

(n)(3)	Report of Deloitte & Touche LLP(8)

(n)(4)	Awareness Letter of Deloitte & Touche LLP(8)

(n)(5)	Consent of Sutherland Asbill & Brennan LLP (incorporated by reference to exhibit (l)(2))

(r)	Code of Ethics(1)

99.1	Form of Prospectus Supplement for Common Stock Offerings(8)

(1)	Previously filed in connection with New Mountain Finance Corporation’s registration statement on Form N-2 Pre-Effective Amendment No. 3 (File Nos. 333-168280 and 333-172503) filed on May 9, 2011.
(2)	Previously filed in connection with New Mountain Finance Corporation’s registration statement on Form N-2 (File No. 333-168280) filed on July 22, 2010.
(3)	Previously filed in connection with New Mountain Finance Corporation’s quarterly report on Form 10-Q filed on August 11, 2011.
(4)	Previously filed in connection with New Mountain Finance Holdings, L.L.C.’s quarterly report on Form 10-Q filed on August 11, 2011.
(5)	Previously filed in connection with New Mountain Finance Corporation and New Mountain Finance AIV Holdings Corporation report on Form 8-K filed on August 25, 2011.
(6)	Previously filed in connection with New Mountain Finance Corporation’s quarterly report on Form 10-Q filed on November 14, 2011.
(7)	Previously filed as Annex A to New Mountain Finance Corporation’s definitive proxy statement on Schedule 14A filed on March 28, 2012.
(8)	Previously filed in connection with New Mountain Finance Corporation’s registration statement on Form N-2 Pre-Effective Amendment No. 1 (File Nos. 333-180689 and 333-180690) filed on July 10, 2012.

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27.	Other Expenses Of Issuance And Distribution

SEC registration fee	$53,828.32
FINRA filing fee	$47,470.61
New York Stock Exchange listing fee	$113,590.07
Accounting fees and expenses	$50,000.00
Legal fees and expenses	$250,000.00
Printing and engraving	$70,000.00
Miscellaneous fees and expenses	$—

Total	$584,889.00

Note: All listed amounts, except the SEC registration fee and the FINRA filing fee, are estimates.

Item 28.	Persons Controlled By Or Under Common Control

The Operating Company may be deemed to control certain portfolio companies. See “Portfolio Companies” in the prospectus. NMFC owns approximately 34.6% of the units of the Operating Company and AIV Holdings owns approximately 65.4% of the units of the Operating Company.

Item 29.	Number Of Holders Of Securities

The following table sets forth the number of record holders of NMFC’s common stock at July 6, 2012.

Title of Class	Number of Record Holders
Common stock, $0.01 par value	26

Item 30.	Indemnification

Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify its officers and directors and specific other persons to the extent and under the circumstances set forth therein.

Section 102(b)(7) of the Delaware General Corporation Law allows a Delaware corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liabilities arising (a) from any breach of the director’s duty of loyalty to the corporation or its stockholders; (b) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the Delaware General Corporation Law; or (d) from any transaction from which the director derived an improper personal benefit.

Subject to the 1940 Act or any valid rule, regulation or order of the SEC thereunder, NMFC’s amended and restated bylaws provide that it will indemnify any person who was or is a party or is threatened to be made a party to any threatened action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of NMFC, or is or was serving at the request of NMFC as a director or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, in accordance with provisions corresponding to Section 145 of the Delaware General Corporation Law. The 1940 Act provides that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct. In addition, NMFC’s amended and restated bylaws provide that the indemnification described therein is not exclusive and shall not exclude any other rights to which the person seeking to be indemnified may be entitled under statute, any bylaw, agreement, vote of stockholders or directors who are not interested persons, or otherwise, both as to action in his or her official capacity and to his or her action in another capacity while holding such office.

The above discussion of Section 145 of the Delaware General Corporation Law and NMFC’s amended and restated bylaws is not intended to be exhaustive and is respectively qualified in its entirety by such statute and NMFC’s amended and restated bylaws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrants have obtained primary and excess insurance policies insuring our directors and officers against some liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on the Registrants’ behalf, may also pay amounts for which the Registrants have granted indemnification to the directors or officers.

The Investment Management Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, New Mountain Finance Advisers BDC, L.L.C., or the Investment Adviser, and its officers, managers, agents, employees, controlling persons, members (or their owners) and any other person or entity affiliated with it are entitled to indemnification from the Operating Company for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Investment Adviser’s services under the Investment Management Agreement or otherwise as an investment adviser of the Operating Company.

The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of their respective duties or by reason of the reckless disregard of their respective duties and obligations, New Mountain Finance Administration, L.L.C. and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrants for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of services under the Administration Agreement or otherwise as administrator for the Registrants.

Item 31. Business And Other Connections Of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the Investment Adviser, and each director or executive officer of the Investment Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management—Biographical Information—Directors”, “Portfolio Management—Investment Personnel”, “Management—Biographical Information—Executive Officers Who Are Not Directors” and “Investment Management Agreement”. Additional information regarding the Investment Adviser and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-71948), and is incorporated herein by reference.

Item 32. Location Of Accounts And Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrants, New Mountain Finance Corporation, 787 Seventh Avenue, 48th Floor, New York, New York 10019;
(2)	the Transfer Agent, 6201 15th Avenue, Brooklyn, New York 11219;
(3)	the Safekeeping Agent, 9062 Old Annapolis Road, Columbia, Maryland 21045;
(4)	the Investment Adviser, New Mountain Finance Advisers BDC, L.L.C., 787 Seventh Avenue, 48th Floor, New York, New York 10019; and
(5)	the Administrator, New Mountain Finance Administration, L.L.C., 787 Seventh Avenue, 48th Floor, New York, New York 10019.

Item 33. Management Services

Not Applicable.

Item 34.	Undertakings

(1) Registrants undertake to suspend the offering of the shares of common stock covered hereby until it amends its prospectus contained herein if (a) subsequent to the effective date of this Registration Statement, its net asset value per share of common stock declines more than 10.0% from its net asset value per share of common stock as of the effective date of this Registration Statement, or (b) its net asset value per share of common stock increases to an amount greater than its net proceeds as stated in the prospectus contained herein.

(2) Not applicable.

(3) Not applicable.

(4) The Registrants hereby undertake:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the 1933 Act;

(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d) That, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrants are subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That, for the purpose of determining liability of the Registrants under the 1933 Act to any purchaser in the initial distribution of securities, the undersigned Registrants undertake that in a primary offering of securities of the undersigned Registrants pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrants will be sellers to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(ii) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrants or their securities provided by or on behalf of the undersigned Registrants; and

(iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(f) To file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event the shares of Registrants are trading below its net asset value and either (i) Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrants’ ability to continue as a going concern or (ii) Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.

(5) (a) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrants under Rule 497 (h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) The Registrants undertake to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrants have duly caused Post-Effective Amendment No. 1 to this Registration Statement on Form N-2 to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on the 12th day of July, 2012.

NEW MOUNTAIN FINANCE CORPORATION NEW MOUNTAIN FINANCE HOLDINGS, L.L.C.

By:	/s/ Robert A. Hamwee
Robert A. Hamwee
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, Post-Effective Amendment No. 1 to this Registration Statement on Form N-2 has been signed by the following persons on behalf of the Registrants, and in the capacities indicated, on the 12th day of July, 2012.

Signature	Title

/s/ Robert A. Hamwee Robert A. Hamwee	Chief Executive Officer (Principal Executive Officer) and Director

* Steven B. Klinsky	Chairman of the Board of Directors

* Alfred F. Hurley Jr.	Director

* David Ogens	Director

* Kurt J. Wolfgruber	Director

/s/ Adam Weinstein Adam Weinstein	Chief Financial Officer (Principal Financial Officer) and Treasurer

*	Signed by Robert A. Hamwee pursuant to a power of attorney signed by each individual and filed with this registration statement on April 12, 2012.